Exhibit 4.8
AMENDING AGREEMENT TO THE
SHAREHOLDER RIGHTS PLAN AGREEMENT
          THIS AMENDING AGREEMENT is made as of the 25th day of June, 2010 between:
INTEROIL CORPORATION, a corporation continued under the Business Corporations Act (Yukon Territory) (the “Corporation”)
- and -
COMPUTERSHARE INVESTOR SERVICES INC., a company incorporated under the laws of Canada (the “Rights Agent”).
WHEREAS:
A.	The Corporation and the Rights Agent entered into a Shareholder Rights Plan Agreement dated as of May 28, 2007 (the “Current Shareholder Rights Agreement”), which was approved by the shareholders (the “Shareholders”) of the Corporation at the special meeting of the shareholders of the Corporation held on June 25, 2007;
B.	The Current Shareholder Rights Plan became effective on May 28, 2007 and shall expire on the close of business on May 29, 2013, subject to a majority of the Independent Shareholders (as defined in the Current Shareholder Rights Agreement) approving the Current Shareholder Rights Agreement at or prior to the first annual meeting of shareholders of the Corporation following the third anniversary of the date of this Current Shareholder Rights Agreement, provided that a Flip-in Event (as defined in the Current Shareholder Rights Agreement) has not occurred prior to such time. If a majority of the votes cast by Independent Shareholders who vote in respect of such resolution are voted against the continued existence of this Agreement, then the board of directors of the Corporation (the “Board of Directors”) shall, immediately upon the confirmation by the chairman of such shareholders’ meeting of the result of the vote on such resolution and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price;
C.	The Board Of Directors has determined that it is advisable to continue to maintain a shareholder rights plan and to ensure, to the extent possible, that all Shareholders are treated fairly in connection with any take-over offer for the Corporation to ensure that the Board of Directors is provided with a sufficient period of time to evaluate unsolicited Take-over Bids (as defined in the Current Shareholder Rights Agreement) and to explore and develop alternatives to maximize shareholder value;
D.	The Corporation and the Rights Agent wish to effect certain amendments to update the Current Shareholder Rights Agreement to: (i) recognize that the Common Shares are no longer traded on a Canadian stock exchange in Canadian dollars and (ii) recognize the increase in the market price of InterOil from US$35.00 on May 25, 2007, the last trading day before the effective the effective date of the Current Shareholder Rights Plan, to US$58.21 on May 17, 2010; and
E.	The Board of Directors wishes to recommend Shareholders vote in favour of a resolution approving and ratifying the Current Shareholder Rights Agreement, as amended by this Amending Agreement, at the annual and special meeting of Shareholders to be held on June 22, 2007 or any adjournment or postponement thereof.
          NOW THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereby agree as set forth below.
1.1 Certain Definitions
          For the purposes of this Amending Agreement, including the recitals hereto, the terms set forth below have the meanings ascribed thereto in the Current Shareholder Rights Agreement.
1.2 Confirmation
          The Corporation and the Rights Agent wish to reaffirm all provisions of the Current Shareholder Rights Agreement, other than those provisions amended pursuant to Section 1.3 and 1.4 of this Amending Agreement.
1.3 Currency
          Section 1.4 of the Current Shareholder Rights Plan shall be deleted in its entirety and replaced with the following:
All sums of money which are referred to in this Agreement are expressed in lawful money of United States, unless otherwise specified.
1.4 Exercise Price
(a)	The definition of “Exercise Price” as set forth in subsection 1.1(u) of the Current Shareholder Rights Plan shall be deleted in its entirety and replaced with the following:
“Exercise Price” means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $200.00.
(b)	All references to “Exercise Price” in the Current Shareholder Rights Plan, including the schedules thereto, shall be amended to refer to $200, as opposed to $100.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed effective the 25th day of June, 2010.

INTEROIL CORPORATION

By:	/s/ Phil E. Mulacek

Phil E. Mulacek
Director and Chief Executive Officer

By:	/s/ Mark Laurie

Mark Laurie
General Counsel & Corporate Secretary

COMPUTERSHARE INVESTOR SERVICES INC.

By:	/s/ Florence Smith

Florence Smith
Professional, Client Services

By:	/s/ Graham Sheward

Graham Sheward
Professional, Client Services